John L. Filippone
Direct Phone:	213.680.6626
Direct Fax:	213.830.8626
john.filippone@bingham.com

August 18, 2010

Via EDGAR and FedEx

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barnes & Noble, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed August 12, 2010 by Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC, Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham (the “Preliminary Proxy Statement”) File No. 1-12302

Dear Ms. Duru:

This letter responds to your letter dated August 17, 2010 regarding the Schedule 14A filed by the above named persons on August 12, 2010. We are concurrently filing a revised Preliminary Proxy Statement reflecting the responses to the Staff’s comments described below. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the respective responses.

General

1. Please briefly describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

On August 12, 2010, Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. (together, “Yucaipa”) submitted its director nominations and non-binding stockholder proposal pursuant to and in compliance with the advance notice bylaw provision in Barnes & Noble, Inc.’s (the “Company’s”) Amended and Restated Bylaws.

Mellissa Campbell Duru, Special Counsel

August 18, 2010

As a record holder complying with the advance notice requirements under the Company’s Amended and Restated Bylaws and under Delaware law, Yucaipa would need to appear at the 2010 Annual Meeting of Stockholders (the “Annual Meeting”) and either directly from the floor or indirectly through cooperation with the Company, nominate its three director nominees for election to the board of directors and bring its poison pill amendment proposal before the stockholders as other stockholder business.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please re-characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

•	dollar amount figures disclosed in the table on page 6 outlining related party arrangements;

•	assertions that the Board appointments of Messrs. Lynch and Klipper proceeded despite the “apparent absence of any outside executive search process . . .,”;

•	transcripts of the call referenced on page 8 attributing certain statements to Mr. Riggio; and

•	allegations that the Board has presided over “significant governance failures . . .” (emphasis added).

Where the basis of support are other documents, such as analysts’ reports, periodic filings, or newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

The support for certain of the statements identified in the Staff’s comment is attached as Annex I to this response letter, as requested. In addition, we have reviewed Yucaipa’s Preliminary Proxy Statement and, as appropriate, either clarified that certain statements are based upon Yucaipa’s opinion or belief or modified certain language in response to this comment.

Mellissa Campbell Duru, Special Counsel

August 18, 2010

3. We note throughout the proxy statement, assertions alleging that Mr. Riggio has an inappropriate amount of influence on the Board due to his business and personal relationships with incumbent directors. We also note statements characterizing the culture of the Board as “Riggio-centric”. It is not apparent that the existence of these relationships results in Mr. Riggio having an inappropriate influence on the Board. Please provide further support for each statement or assertion of opinion or belief. Additionally, please note our comment above and revise throughout and in future filings to express this as your opinion or belief.

We have revised the Preliminary Proxy Statement to clarify that it is our belief that Mr. Riggio has a significant influence on the Company’s board of directors (the “Board”) due to his business and personal relationships with the incumbent directors. Throughout the proxy statement we have provided specific examples supporting our opinion, including a description of the business and personal ties that Mr. Riggio has with the incumbent Board, and descriptions of Board actions that we believe reflect Mr. Riggio’s influence on the other directors, including their approval of numerous related party transactions that the Company has entered into with the Riggio family, Stephen Riggio’s generous compensation package, the adoption of the poison pill that allowed the Riggios to own 30% of the stock while limiting other stockholders to 20%, and the Board’s role in allowing and facilitating Leonard Riggio’s stock ownership increase.

In addition, we have provided in Annex II to this response letter excerpts from Vice Chancellor Strine’s opinion in the recent Delaware poison pill litigation regarding the lack of independence of the Company’s board. In that opinion, Vice Chancellor Strine indicated that he did not believe Michael DelGiudice, the Company’s self-selected “lead independent director” and a candidate for election at the 2010 Annual Meeting is, in fact, independent. We also believe, based on the facts found in the Delaware litigation, that Mr. Riggio is a dominant director who sought to influence the Board by having inappropriate involvement in the poison pill deliberations. For example, Mr. Riggio voted on matters (including the adoption of the poison pill) directly pertaining to his stock ownership; Mr. Riggio and other directors with personal and business ties to Mr. Riggio participated in Board discussions that according to the Vice Chancellor should have occurred in executive sessions “with the Riggios and at least Zilavy, if not Del Giudice, absent”; Mr. Riggio made highly personal negative comments regarding Mr. Burkle to the other directors as part of convincing them to take defensive actions in response to Yucaipa’s investing in the Company; Mr. Riggio participated in direct discussions with the Company’s advisors in which the Board was not invited to participate; and Mr. Riggio’s own personal lawyers and investment bankers represented the Company during the poison pill analysis and adoption process.

Finally, the Company’s legal counsel confirmed to Yucaipa that the Board had approved an agreement to settle the proxy contest on August 11, 2010, but that Mr. Riggio wanted to review the press release one more time in the morning of August 12, 2010 before releasing the Company’s signatures. However, on the morning of August 12, 2010, the Board was reconvened and rescinded their approval of the settlement they had approved just the day before. Yucaipa believes that the direct evidence at trial, and the Board’s unexpected change of heart on the settlement, supports Yucaipa’s belief that at least half of the incumbent directors lack independence from Mr. Riggio, and that Mr. Riggio exerts a significant level of influence if not control over Board activities and decisions.

Mellissa Campbell Duru, Special Counsel

August 18, 2010

4. Throughout the disclosure, you indicate that the poison pill was not submitted to a shareholder vote and that the Board “unilaterally adopted” the poison pill. Please revise to clarify that the Board was not legally required to submit for shareholder approval, the terms of the poison pill prior to its adoption. Moreover, wherever reference is made to the Board’s actions when adopting the poison pill, provide further context to your statements and disclose the August 11, 2010 findings of the Delaware Court of Chancery confirming the Board’s authority to enact the poison pill. This comment also applies to analogous disclosure in future soliciting materials.

In response to the Staff’s comment, we have revised the referenced disclosure to acknowledge that Delaware law does not prohibit a board from adopting a poison pill without stockholder approval, and have disclosed the Delaware court’s finding that the Company’s directors did not breach their fiduciary duties in adopting the poison pill. We also added disclosure that Yucaipa does not agree with the Vice Chancellor’s decision and intends to appeal the ruling.

Reasons for the Solicitation, page 4

5. Please provide further context to the disclosure under this heading regarding the Company’s stock price performance on an absolute basis by disclosing the impact of recent share price volatility within the overall market that has affected a wide range of companies across various industries.

We have added additional language acknowledging that many companies and many industries have experienced stock price volatility during the period highlighted with respect to the Company’s stock price performance. However, we do not believe that general market volatility changes the fact that, during the 12 months ended July 30, 2010, the Company’s stock dramatically underperformed relevant indices and the Company’s own self-selected peer group, which we have disclosed in the Preliminary Proxy Statement.

New independent directors are needed . . ., page 8

6. You disclose that you would “support a strategic alternatives review process that maximizes value for all shareholders...” Please outline the timeline within which the participants believe such a process should occur. Further, please disclose specific types of proposals or alternatives the participants would support. For example, disclose whether the participants would be interested in engaging in any extraordinary corporate transaction involving the company and if so, the timeline envisioned for such a transaction.

We acknowledge the Staff’s comment but respectfully believe as outsiders who are not privy to non-public information regarding the Company, Yucaipa has no basis upon which to determine how quickly a transaction could or should be concluded, and what other or better strategic alternatives may be available to the

Mellissa Campbell Duru, Special Counsel

August 18, 2010

Company. However, we do believe it is a well settled principle that a sale of a company, through a transparent and properly competitive auction process, is one way to maximize stockholder value. Whether Yucaipa might be interested in participating in such a process or submitting a bid with respect to the Company has not been determined at this stage, and any decision will be subject to, among other things, understanding the process for submitting bids, and any Company requirements applicable to interested bidders. Accordingly, at this time Yucaipa does not believe it can or should make any disclosures of the types referenced in the Staff’s comment, because no decision has been made and therefore any disclosure would be too contingent and speculative to be meaningful to or relied on by stockholders.

Proposal 1-Election of Directors, page 12

7. Please revise to more clearly specify any plans the nominees plan to advocate for if elected. In this regard, disclose specific plans, if any, that the nominees intend to advocate for that address each of the three bullet points disclosed on page 12 of the proxy statement. If the nominees have no specific plans, revise to clearly state this fact.

We have revised the Preliminary Proxy Statement to make clear that the Yucaipa nominees intend, as promptly as reasonably practicable, after they are elected, to request that the Board appoint Yucaipa nominees Stephen F. Bollenbach and Michael S. McQuary to the strategic alternatives special committee, that the Board reconstitute its other standing committees to be comprised solely of independent directors and at least one Yucaipa nominee, and to request that the Board institute policies that the CEO report directly to the full Board instead of through the Chairman of the Board, and that only truly independent directors can be considered for the position of Chairman of the Board or Lead Independent Director, in light of the Vice Chancellor’s views expressed in the Delaware litigation. Finally, Yucaipa’s nominees would seek to work cooperatively with their fellow directors to determine, with a full understanding of relevant non-public and proprietary information available, how best to respond to the Company’s major challenges, including those listed in the three bullet points on page 12 of the proxy statement.

Mellissa Campbell Duru, Special Counsel

August 18, 2010

Effect of Electing Yucaipa Nominees, page 17

8. We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

On behalf of Yucaipa, we confirm that if substitute Yucaipa nominees are identified prior to the Annual Meeting, amended proxy filings will be made to identify those substitutes, to disclose whether they have consented to being named in the proxy statement and to serve as Company directors if elected to the Board, and to include the disclosures required by Items 5(b) and 7 in Schedule 14A with respect to any such substitute nominees.

Proposal 3-Yucaipa’s Proposal to Amend the Poison Pill, page 18

9. Please set forth any plans the participants have with respect to acquisitions of more shares of the company if the poison pill is amended in the manner proposed.

The poison pill amendment proposal is a non-binding request that the Board amend the poison pill to create the same share ownership limitations for all stockholders, not just Yucaipa. We do not know whether the Board of Directors will take any action based on any approval of our non-binding poison pill amendment stockholder proposal, and in fact, the Board has expressly reserved the right to retain the poison pill, even if the stockholders vote it down. Therefore, Yucaipa believes that it would be premature and potentially misleading to make any public statements as to any actions that Yucaipa may take if the poison pill were amended. Yucaipa’s actions would depend upon a number of relevant factors, including the specific terms of any amendment, the market prices of the Company’s stock from time to time, Yucaipa’s views as to the future prospects of the Company, the status of any strategic alternative review or sale process involving the Company, general industry conditions, the impact of technology on the Company’s business, and other matters relevant to an investment decision.

Other Matters, page 20

10. We note disclosure that as to other matters that may properly come before the meeting, the proxy holders will vote the GOLD proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this in your proxy and form of proxy card.

Per the Staff’s comment, we have revised the proxy statement and form of proxy card to indicate that discretionary authority will only be exercised if the matter is unknown “a reasonable time before the solicitation.”

Mellissa Campbell Duru, Special Counsel

August 18, 2010

Cost and Method of Solicitation, page 24

11. We note that you plan on soliciting proxies via mail, advertisement, telephone, telecopier or email. It appears that you will also solicit proxies via the Internet. Please revise or advise. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Per the Staff’s comment, we have revised the disclosure to indicate that Yucaipa or the other participants may solicit proxies via the Internet. On behalf of our clients, we also confirm that all written soliciting materials, including emails or scripts used in soliciting proxies, must be filed under the cover of Schedule 14A on or before the date of first use.

Additional Information, page 27

12. You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We confirm that either Yucaipa will not mail its proxy statement before the Company files its definitive proxy statement or, if Yucaipa does determine to mail its proxy statement before the Company files its definitive proxy statement, Yucaipa will undertake to provide the omitted information to security holders.

We also hereby confirm on behalf of the participants that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

Mellissa Campbell Duru, Special Counsel

August 18, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (213) 680-6626 if you have any questions regarding these responses or Yucaipa’s revised Preliminary Proxy Statement.

Sincerely yours,

/s/ John L. Filippone
John L. Filippone

Enclosures